

October 12, 2022

Andrew Paradise
Chief Executive Officer and Chairman
Skillz Inc.
PO Box 445
San Francisco, CA 94104

> **Re: Skillz Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed March 1, 2022**
> **Form 10-Q for the Quarterly Period Ended June 30, 2022**
> **Filed August 4, 2022**
> **File No. 001-39243**

Dear Andrew Paradise:

We have reviewed your September 1, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 11, 2022 letter.

Form 10-K for the Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Financial Model, page 40

1. You state in your response to prior comment 1 that prior cash winnings consist of all prizes, including cash and Bonus Cash. However, your disclosures on page 41 refer to prior cash winnings that have not been withdrawn and end-user incentives (specifically Bonus Cash) separately. You also state on page 49 that Bonus Cash cannot be withdrawn by end-users. Please clarify whether Bonus Cash is included in "prior cash winnings" in the chart provided in your response. To the extent Bonus Cash is included in prior cash winnings, revise your disclosures to clarify the composition of prior winnings, avoiding

the reference to "cash" winnings that have not been "withdrawn" and separately quantify the percentage of total paid entries from Bonus Cash previously returned as winnings.

2.   We note your response to prior comment 2. Please confirm that you will provide such quantification in future filings.

Form 10-Q for the Quarterly Period Ended June 30, 2022
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 26

3.   We note from your response to prior comment 3 that you cannot quantify the direct impact of each engagement marketing program on revenue or revenue growth. Based on the significant decline in revenue that you are forecasting for fiscal 2022, it appears that you may have an overall expectation of the extent to which reducing total engagement marketing spend and user acquisition (UA) marketing spend is expected to impact revenue. In future filings, when disclosing your expectation that material reductions in end-user incentives, (i.e. both end-user incentives accounted for as a reduction of revenue and as sales and marketing expense) and UA marketing spend will reduce revenues, please ensure that you clearly discuss the magnitude of the expected impact on revenue, both qualitatively and quantitatively, when estimable.

4.   We note your response to prior comment 4. Please confirm you will disclose that you anticipate the reduction of Bonus Cash to be in proportion to the overall reduction of engagement marketing. Also, disclose how reductions in Bonus Cash could impact future revenue as less Bonus Cash may be available for entering into subsequent multiple paid entries, assuming an end user continues to win. Lastly, tell us whether you considered Bonus Cash being used to enter multiple paid competitions in arriving at your fiscal 2022 revenue guidance and if so, how was it considered.

5.   You state in your response to prior comment 4 that you will quantify the reductions to both engagement marketing and UA marketing spend as a percentage of revenue. In future filings, please ensure that such disclosure is accompanied by quantification of the amount of engagement marketing and UA marketing spend incurred for each period presented.

6.   We note your response to prior comment 5. Please provide us with the following additional information:
   •   Your August 3, 2022 Shareholder Letter highlights an example of users abusing the friend referral program, which implies the primary impact of this particular abuse is the company paying incentives to the duplicate account holder. Therefore, explain further how users creating duplicate accounts, as referenced in your response, impacted player matchmaking capabilities and degraded the user experience.
   •   Describe any other violations of your terms of service identified in the second quarter that you believe had a significant impact on user retention and revenue.
   •   Quantify the number of accounts that you shut down as a result of the discovered

violation of your terms of service during the quarter ended June 30, 2022 (Q2 2022).

- Tell us the period in which the initial and duplicate accounts were created and clarify whether this issue impacted periods prior to Q2 2022.
- Quantify the amount of users in "mature" cohorts that comprised your Paying MAU (PMAU) in each of Q1 and Q2 2022 and clarify how you define a mature cohort.
- Confirm that in future filings when you discuss the significant impact from cheating on the user experience and associated user retention, such disclosure will also address the significance of the impact on revenue.
- Disclose the impact on PMAU and revenue as a result of disabling cash gameplay in counties with relatively high fraudulent activity.

You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Steven J. Gavin, Esq.